EXHIBIT 99.2

RADVISION Achieves Qualification for Microsoft Unified Communications

SCOPIA Video Gateway for Microsoft Lync achieves qualified status for video interoperability with Microsoft Lync 2010 and Microsoft Office Communications Server 2007 R2

Press Release: RADVISION® Ltd. – Tue, Jan 17, 2012

FAIR LAWN, N.J. & TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced that its SCOPIA Video Gateway for Microsoft Lync has achieved Microsoft qualification for video interoperability with Microsoft Lync 2010 and Microsoft Office Communications Server 2007 R2. The SCOPIA Video Gateway is now fully qualified as a video solution for Microsoft unified communications (UC) solutions.

The SCOPIA Video Gateway allows Microsoft Lync 2010 and Microsoft Office Communications Server 2007 R2 users to connect to standards-based HD video conferencing systems, telepresence rooms or video infrastructure. The SCOPIA Video Gateway allows users to enjoy exceptional high-quality video, with features such as presence and click-to-call capabilities through the familiar Lync and Microsoft Office Communications Server 2007 R2 interface.

“The RADVISION SCOPIA Video Gateway for Microsoft Lync enables our customers to bridge the islands of existing video conference devices with their unified communications platform, helping maximize their return on existing collaboration investments,” said Kirk Gregersen, general manager Lync marketing at Microsoft Corp. “Microsoft Lync allows workers to communicate virtually anytime, anywhere with an Internet connection and browser - including with standards-based video systems and telepresence suites.

Scalable, intuitive video conferencing with standards-based systems

The SCOPIA Video Gateway is designed with an architecture that meets the ease of use, scalability and affordability requirements of the broad UC market – from an entry-level option to highly scalable solutions for large enterprises and service providers offering multi-tenant cloud-based UC services. Presence information is displayed in the contact list for any standards-based video conferencing system and telepresence room, enabling intuitive click-to-call capabilities. Additionally, enterprise end-to-end security is maintained through reliable and standard protocols, while also providing firewall traversal for seamless connectivity across corporate boundaries.

“GeniSys Global offers Lync-based unified communications as a service, and we also use it internally, so we know first-hand the benefits of UC interoperability,” said David Spears, CEO of GeniSys Global. “The RADVISION SCOPIA Video Gateway enhances our offering because it allows our customers to bridge Microsoft UC with their existing investment in traditional video systems. We see this as a unique value-add, and we’re delighted to offer this service – which wouldn’t be possible without the SCOPIA Video Gateway.”

“RADVISION offers the first and only Microsoft-qualified gateway solution for video conferencing, providing a unique opportunity for businesses with existing video deployments to use those assets with a Microsoft UC environment,” said Roberto Giamagli, general manager for RADVISION’s video business unit. “Video is a key component of UC, and the ability for our customers to use their H.323 video networks with Microsoft Lync means teams can collaborate that much more effectively, regardless of the endpoint or client they’re using – whether they’re on the desktop, in a conference room or connecting via mobile video.”

SCOPIA Video Gateway deployments can grow from a small workgroup to an entire enterprise with unlimited scalability and dynamic resource allocation. The SCOPIA Video Gateway is available today through RADVISION’s reseller partner network.

Wainhouse recently published a white paper entitled, “Video Conferencing with Microsoft Lync,” which highlights the SCOPIA Video Gateway. Register here to download a copy.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2012 RADVISION, Ltd.

Contact:
RADVISION Ltd.
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1 201-689-6303
Director, Communications
robinr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net